EXHIBIT 99.1

CIRCULAR DATED 30 May 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY

This Circular is issued by Creative Technology Ltd. If you are in doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of Creative Technology Ltd., you should at once hand this Circular, the Notice of Extraordinary General Meeting and attached Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer, for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

(Incorporated in the Republic of Singapore)

(Company Registration No. 198303359D)

CIRCULAR TO SHAREHOLDERS

OF THE COMPANY (“SHAREHOLDERS”)

IN RELATION TO

THE PROPOSED SALE AND LEASEBACK TRANSACTION

Important Dates and Times:

Last date and time for lodgment of Proxy Form	:	18 June 2008 at 10:30 a.m.

Date and time of Extraordinary General Meeting	:	20 June 2008 at 10:30 a.m.

Place of Extraordinary General Meeting	:	31 International Business Park
Creative Resource
Singapore 609921

CONTENTS

DEFINITIONS		3

1.	INTRODUCTION	7

2.	PRINCIPAL TERMS OF THE PROPOSED SALE AND LEASEBACK TRANSACTION	7

3.	INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS	14

4.	DIRECTORS’ RECOMMENDATIONS	14

5.	EXTRAORDINARY GENERAL MEETING	14

6.	ACTION TO BE TAKEN BY SHAREHOLDERS	14

7.	INSPECTION OF DOCUMENTS	15

8.	DIRECTORS’ RESPONSIBILITY STATEMENT	15

APPENDIX 1		16

NOTICE OF EXTRAORDINARY GENERAL MEETING		17

PROXY FORM

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:-

“A-REIT”	:	Ascendas Real Estate Investment Trust, a real estate investment trust established under a Deed of Trust constituting A-REIT dated 9 October 2002 made between (1) Ascendas Funds Management (S) Limited, as manager of A-REIT and (2) HSBC Institutional Trust Services (Singapore) Limited as trustee, as amended, modified, restated or supplemented, the units of which are listed on the main board of SGX-ST.

“Act”	:	The Companies Act, Chapter 50 of Singapore, as may be amended from time to time.

“Building”	:	The building(s) and structure(s) comprised in the Property.

“Building Agreement”	:	The building agreement dated 27 February 1996 made between JTC and the Vendor in respect of the Property as from time to time amended, modified or supplemented and any document which amends, modifies or supplements such building agreement.

“Business Day”	:	A day (other than Saturdays and Sundays or gazetted public holidays) on which banks are open for business in Singapore.

“Call Option”	:	The right for the Purchaser, subject to the terms and conditions of the Put and Call Agreement, to accept the offer by the Vendor to sell the Property at the Purchase Price and on the Purchase Conditions.

“Call Option Notice”	:	The notice in the form set out in Schedule 1 of the Put and Call Agreement.

“Completion”	:	The completion of the sale and purchase of the Property under the terms of the Put and Call Agreement.

“Company” or “Creative”	:	Creative Technology Ltd.

“CTC” or “Vendor”	:	Creative Technology Centre Pte Ltd, a wholly owned subsidiary of the Company.

“Director”	:	A director of the Company as at the date of this Circular and the term “Directors” shall be construed accordingly.

“EGM”	:	The extraordinary general meeting of the Company to be held on 20 June 2008, notice of which is set out in the Notice of EGM accompanying this Circular.

“Further Term”	:	The further term of thirty (30) years commencing from the expiry of the Initial Term to be granted by JTC in favour of the Vendor under the JTC Lease.

“Group”	:	The Company, its subsidiaries and/or associated companies.

“GST”	:	The goods and services tax (which includes any imposition, duty or levy) chargeable under the Goods and Services Tax Act, (Cap. 117A) or any statutory modification or re-enactment thereof.

“HSBCIT”	:	HSBC Institutional Trust Services (Singapore) Limited, a company incorporated in the Republic of Singapore with its registered office at 21 Collyer Quay #14-01 HSBC Building, Singapore 049320.

“Initial Term”	:	The leasehold term under the JTC Lease of thirty (30) years commencing from 16 December 1994.

“JTC”	:	Jurong Town Corporation, a body corporate incorporated under the Jurong Town Corporation Act (Cap. 150) and having its head office at JTC Summit, 8 Jurong Town Hall Road, Singapore.

“JTC Lease”	:	The lease issued or to be issued (as the case may be) by JTC in favour of the Vendor pursuant to the Building Agreement and registered with the Land Titles Registry.

“Latest Practicable Date”	:	28 May 2008, being the latest practicable date prior to the printing of this Circular.

“Lease Agreement” or “Lease”	:	The agreement for the lease of the Property to be entered between CTC as lessee and the Purchaser as the lessor on Completion.

“Listing Manual”	:	The Listing Manual of the SGX-ST.

“Mechanical and Electrical Equipment”	:	The mechanical and electrical equipment located in or on which otherwise relate to the Property and which are owned by CTC and listed in Schedule 3(2) of the Purchase Conditions.

“Options”	:	The Call Option and the Put Option, and “Option” means either of them.

“Option Exercise Period”	:	Period of five (5) Business Days commencing after the date of fulfillment of the last of the conditions under Clause 2.4 of this Circular or such earlier or later date as the Vendor and the Purchaser may mutually agree to in writing.

“Payment Date”	:	A date falling one (1) month after the Term Commencement Day and each and every subsequent month thereafter.

“Property”	:	The leasehold interest for the Initial Term and the Further Term in respect of Lot 6431V of Mukim 5 at 31 International Business Park, Creative Resource, Singapore 609921 held or to be held (as the case maybe) by the Vendor under the JTC Lease, and shall include the Building and the Mechanical and Electrical Equipment.

“Proposed Sale”	:	The proposed sale of the Property by the Vendor to the Purchaser.

“Proposed Leaseback”	:	The leaseback of the Property to the Vendor by the Purchaser for a term of five (5) years commencing from the date of Completion of the Proposed Sale, with options to renew for a first further term of three (3) years and a second further term of two (2) years, subject to the conditions set out in the Lease Agreement.

“Put and Call Agreement”	:	The conditional put and call option agreement dated 9 May 2008 entered into between CTC and the Purchaser, relating to their rights and obligations in respect of the sale and purchase of the Property.

“Purchaser”	:	HSBCIT in its capacity as the trustee of A-REIT.

“Purchase Agreement”	:

The binding contract for sale and purchase of the Property to be entered into by the Parties on the date of exercise of an Option, subject to and in accordance with the terms and conditions of the Put and Call Agreement, to be constituted by:

(i)     (in the event of the exercise of the Call Option by the Purchaser) the Purchaser’s acceptance of the Vendor’s offer for sale of the Property, by issue of the Call Option Notice and on the Purchase Conditions; or

(ii)    (in the event of the exercise of the Put Option by the Vendor) the Vendor’s acceptance of the Purchaser’s offer for purchase of the Property, by issue of the Put Option Notice and on the Purchase Conditions.

“Purchase Conditions”	:	The terms and conditions set out in Schedule 3 of the Put and Call Agreement, being the terms and conditions of the sale and purchase agreement of the Property, as may be modified or supplemented in writing from time to time by CTC and the Purchaser.

“Put Option”	:	The right for the Vendor, subject to the terms and conditions of the Put and Call Agreement, to accept the offer by the Purchaser to purchase the Property at the Purchase Price and on the Purchase Conditions.

“Put Option Notice”	:	The notice in the form set out in Schedule 2 of the Put and Call Agreement.

“Sale and Leaseback Transaction”	:	The Proposed Sale by the Vendor of the Property on the terms and conditions of the Purchase Agreement and the Proposed Leaseback by the Vendor from the Purchaser on the terms and conditions of the Lease Agreement.

“SGX-ST”	:	Singapore Exchange Securities Trading Limited.

“Shares”	:	Ordinary shares in the capital of the Company.

“Target Date”	:	27 June 2008 or such other date as CTC and HSBCIT may mutually agree in writing.

“US GAAP”	:	Generally Accepted Accounting Principles of the United States of America.

“$” or “S$”	:	Singapore dollar.

“US$”	:	United States of America dollar.

“%” or “per cent.”	:	Per centum or percentage.

Words importing the singular shall, where applicable, include the plural and vice versa and words importing one gender shall, where applicable, include the other genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in this Circular shall have the meaning assigned to it under the Act.

All timing referred to in this Circular is made by reference to Singapore time.

LETTER TO SHAREHOLDERS

CREATIVE TECHNOLOGY LTD.

(Incorporated in the Republic of Singapore)

(Company No. 198303359D)

Board of Directors:	Registered Office:

Sim Wong Hoo (Chairman and Chief Executive Officer)	31 International Business Park,
Tan Lip-Bu (Director)	Creative Resource,
Tang Chun Choy (Director)	Singapore 609921
Lee Kheng Nam (Director)
Ng Kai Wa (Director)

30 May 2008

To: The Shareholders of Creative Technology Ltd.

Dear Sir/Madam,

THE PROPOSED SALE AND LEASEBACK TRANSACTION

1.	INTRODUCTION

1.1	EGM

The Directors propose to convene the EGM to seek Shareholders’ approval for the Sale and Leaseback Transaction of the Property (the “Proposed Transaction”).

1.2	Circular

The purpose of this Circular is to explain the reasons for, and to provide Shareholders with the relevant information pertaining to, and to seek Shareholders’ approval for the Proposed Transaction.

1.3	SGX-ST

The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2.	PRINCIPAL TERMS OF THE PROPOSED SALE AND LEASEBACK TRANSACTION

A.	The Proposed Sale

2.1	Announcement

2.1.1	On 9 May 2008, the Company announced that its wholly-owned subsidiary, CTC, had entered into the Put and Call Agreement with the Purchaser for the Property. Upon Completion of the Proposed Sale, CTC (as tenant) shall enter into the Lease Agreement with the Purchaser (as the landlord), to lease the Property in accordance with the terms of the Lease Agreement.

The Purchaser, HSBCIT, acts in its capacity as the trustee of A-REIT. A-REIT is the first business space and industrial Real Estate Investment Trust listed on the SGX-ST and it owns a diversified property portfolio in Singapore. A-REIT is managed by Acendas Funds Management (S) Limited.

2.1.2	The Property is on JTC Lease for an Initial Term of thirty (30) years commencing from 16 December 1994 with an option for a Further Term of thirty (30) years. The Property has a land area of 24,688 square metres, a gross floor area of approximately 61,720 square metres and a net lettable area of approximately 50,290 square metres. The Property is currently used by the Group for its corporate offices, research and development, and sales and marketing activities. Excess property spaces not used by the Group are either rented out or intended to be rented out. The Proposed Sale will not affect the current and future use of the Property by the Group as CTC will be leasing back the entire Property from the Purchaser immediately upon Completion of the Proposed Sale. The current occupancy rate of the Property is approximately 90%.

2.1.3	The Proposed Sale is subject to the fulfillment and satisfaction of certain condition precedents, including the approval of the Proposed Sale by the Company’s Shareholders.

2.2	Consideration

2.2.1	Purchase Consideration

The purchase price payable by the Purchaser to the Vendor under the Purchase Agreement is S$246.8 million (US$180.9 million) exclusive of GST (the “Consideration” or “Purchase Price”).

The Purchase Price was arrived at on a “willing-buyer, willing-seller” and sale and leaseback basis, supported by a valuation of the Property carried out by Chesterton International Property Consultants Pte Ltd. The valuation report dated 5 May 2008, valued the current open market value of the unexpired leasehold interest in the Property based on the sale and leaseback arrangement at S$246.5 million (US$180.6 million), using the income capitalizing and discounted cash flow methods. The executive summary of the valuation report is set out in Appendix 1. Accordingly, the Company found the Purchase Price to be fair.

2.2.2	Terms of payment:

The Purchaser shall pay the Vendor the Purchase Price according to the following payment schedule:-

(a)	on the date of the Purchase Agreement, a deposit of S$100,000 (US$73,000) (the “Deposit”) to the Vendor’s solicitors, Arfat Selvam Alliance LLC as stakeholders in accordance with the Purchase Agreement; and

(b)	upon Completion, a cash amount of S$246.7 million (US$180.8 million) together with release of the Deposit.

2.3	Put Option and Call Option

Under the terms of the Proposed Sale, the Purchaser is granted the Call Option and the Vendor is granted the Put Option, which when either is exercised shall form a binding contract for the sale and purchase of the Property between the Vendor and the Purchaser.

2.4	Conditions

The Put Option and Call Option may be exercised by neither the Vendor nor the Purchaser unless the following conditions are satisfied:

2.4.1	Due Diligence Condition: Completion of the legal due diligence by A-REIT on the Property (pertaining to title) and obtaining results satisfactory to A-REIT by the Target Date;

2.4.2	JTC Approvals and JTC Lease:

(a)	CTC obtaining the approval of JTC in respect of the sale of the Property to the Purchaser and the sub-lease of the Property;

(b)	The Purchaser obtaining the approval of JTC in respect of the lease of the Property by the Purchaser to CTC;

(c)	Issuance and stamping of the JTC Lease and registration of the same with the Land Titles Registry;

by the Target Date on terms and conditions satisfactory to the Purchaser; and

2.4.3	Shareholder Approval: Obtaining the Company’s Shareholders’ approval in a general meeting by the Target Date in respect of the Proposed Sale at the Purchase Price.

As at the Latest Practicable Date of 28 May 2008, the above stated conditions have not been satisfied.

2.5	Damage to the Property

In cases where there is material damage to the Property prior to the exercise of the Put Option or Call Option and the Property is rendered unfit for use and its fair market value is adversely affected by more than five (5) per cent, the Purchaser may elect by notice in writing to the Vendor to rescind the Purchase Agreement. However, if there is damage to the Property and the Property is still fit for use and its fair market value is not adversely affected by more than five (5) per cent, the Put Option or Call Option may still be exercised. The Vendor shall, at no cost to the Purchaser, repair the damage prior to the date of Completion or as soon as practicable after the date of Completion.

2.6	Completion

The Completion shall take place on the date of the Put Option Notice or Call Option Notice or any other date mutually agreed upon by the Vendor and Purchaser (the “Completion Date”).

B.	The Proposed Leaseback

2.7	Principal Terms and Conditions of the Proposed Leaseback by the Vendor

2.7.1	Lease Agreement

It is a term of the Proposed Sale that the Purchaser will, upon Completion of the sale of the Property enter into the Lease Agreement with the Vendor to lease the Property to the Vendor for a term of five (5) years (the “Lease Term”) commencing from the actual date of Completion of the Proposed Sale (the “Term Commencement Day”) with options to renew for a further three (3) years and two (2) years, subject to JTC’s consent and the conditions set out in the Lease Agreement, which key terms and conditions are described herein. The Vendor is obliged upon Completion, to accept the lease so granted by the Purchaser.

2.7.2	Terms and Conditions of Lease

(a)	Rent

The Purchaser shall lease the Property to the Vendor for the Lease Term on the Term Commencement Day subject to the Vendor paying to the Purchaser, without any deduction, counterclaim or set-off, and without demand, a monthly rent in accordance to the monthly rental schedule in the Lease Agreement, amounting to a total of S$73.5 million (US$53.9 million) over the five years lease. On the Term Commencement Day, the Purchaser shall pay the first month’s rent of S$1.28 million (US$0.94 million) to the Vendor, and subsequent monthly rents shall be deducted from the security deposit on the respective Payment Dates.

The monthly rent payable is subject to adjustment in the third and fifth year of the Lease Term if the CPI Percentage Variation exceeds 5%. If the CPI Percentage Variation exceeds 5%, the Vendor shall pay the difference between the actual CPI Percentage Variation and 5%, subject to a capped limit of 2.5% adjustment.

“CPI Percentage Variation” means the total percentage variation of the Consumer Price Index (“CPI”) of Singapore calculated on a month to month basis aggregated for the twenty-four (24) months prior to the third and fifth year of the Lease Term as published by the Singapore Department of Statistics (“DOS”) or other government authority or statutory board in place of DOS.

(b)	Property Tax and Land Rent

The Vendor shall pay or reimburse to the Purchaser immediately on demand, any property tax imposed by the relevant authority on the Property in respect of any period during the Lease Term (including any property tax levied or imposed retrospectively). The property tax paid by the Vendor in the most recently completed financial year ended 30 June 2007 was US$0.6 million.

The Vendor shall pay or reimburse to the Purchaser immediately on demand, any land rent levied by JTC or other relevant authority, in respect of any period during the Lease Term (including any land rent levied or imposed retrospectively). The land rent paid by the Vendor in the most recently completed financial year ended 30 June 2007 was US$0.7 million.

(c)	Outgoings, Costs of Repairs and Maintenance

The Vendor is responsible for and shall pay all capital expenditure and outgoings in relation to the Property from the Term Commencement Day, including, inter alia:

(i)	internal and external property repairs, maintenance and replacement for the Property (excluding repairs to the base building of a structural nature);

(ii)	repair, replacement, operation and maintenance of all Mechanical and Electrical Equipment;

(iii)	security of the Property;

(iv)	repairs, replacement and maintenance of the roof top amenities and ground level ponds;

(v)	landscaping for the Property;

(vi)	repairs as otherwise required under the Lease Agreement;

(vii)	maintenance and operation of the car park in the Property; and

(viii)	rectification of the items set out in Schedule 4 of the Lease Agreement, as agreed to be rectified by the Vendor during the Lease Term.

(d)	Security Deposit

The Vendor shall, on the Term Commencement Day, pay to the Purchaser a security deposit equivalent to S$72.2 million (US$52.9 million), for deductions to be made by the Purchaser for the monthly rents payable on the respective Payment Dates, and as security for the compliance with the provisions of the Lease.

The Vendor shall, on the date falling forty-eight (48) months after the Term Commencement Day, provide the Purchaser with a further security deposit of S$2.5 million (US$1.8 million). The Vendor may furnish a bank guarantee for this security deposit amount.

(e)	Insurance

The Vendor must, at its own cost and expense, take out and keep in force during the Lease Term a comprehensive public liability insurance policy against claims for personal injury, death or property damage or loss, arising out of or in connection with the Property, for an amount not less than S$5 million in respect of any one occurrence, such policy to be in the joint names of the Purchaser and the Vendor and on terms and conditions approved by the Purchaser. The cost that the Vendor expects to incur for the public liability insurance policy is immaterial to the Company.

(f)	Option to Renew

i)

Upon written notice by the Vendor to the Purchaser not later than fourteen (14) months before the expiry of the Lease Term and provided at the expiry date of the Lease Term the Vendor is not in default under the Lease Agreement, the Purchaser will grant the Vendor a further lease of three (3) years (“First Further Term”) conditional upon and subject to the consent of JTC. The renewal of the lease will be subject to the prevailing market rent and on terms to be agreed upon by the Purchaser and Vendor.

ii)	Upon written notice by the Vendor to the Purchaser not later than fourteen (14) months before the expiry date of the First Further Term and provided at the expiry date of the First Further Term the Vendor is not in default under the lease of the First Further Term, the Purchaser will grant the Vendor a further term of two (2) years (“Second Further Term”) conditional upon and subject to the consent of JTC. The renewal of the lease will be subject to the prevailing market rent and on terms to be agreed upon by the Purchaser and Vendor.

2.8	Rationale for the Sale and Leaseback Transaction and Use of Cash Proceeds

2.8.1	The Directors are of the view that the Proposed Sale will be in the best interests of the Group in that it is commercially beneficial to the Group and will provide substantial cash proceeds for the Group, as well as result in a substantial gain for the Group as set out below. It is intended that the proceeds from the Proposed Sale will be used by the Group to repay the bank borrowings, as general working capital for the Group and other corporate funding requirements of the Group.

2.8.2	In connection with the Sale and Leaseback Transaction, CTC will enter into the Lease Agreement upon Completion of the Proposed Sale. This will allow the Company to have continuing use of the Property to meet the operational requirements of the Group for at least the next five (5) years. More than 60% of the Property is presently used by the Group and affiliated entities. The remaining spaces not used by the Group are either rented out or intended to be rented out and CTC has been managing the entire Property. Upon Completion, CTC will continue to manage the entire Property, remaining property spaces not used by the Group will continue to be rented out and the Group will continue to derive rental income from such spaces.

2.9	Financial Effects of the Proposed Sale

2.9.1	Gain on sale of the Property and Cash Proceeds

The Proposed Sale would represent a gain on sale of property of approximately US$147 million after taking into consideration estimated legal and other costs and the net book value of approximately US$33 million for the Property.

As the proposed transaction is a sale and leaseback transaction, in accordance with US GAAP, the gain of US$147 million will be treated as a deferred gain and will be amortised and recognised in the Group’s Income Statement over the five-year lease term.

The proceeds of S$246.8 million (US$180.9 million) from the Proposed Sale, after payment of S$1.28 million (US$0.94 million) for the first month’s rent to be paid on the Term Commencement Day, payment of S$72.2 million (US$52.9 million) for security deposit, and estimated legal and other costs, will provide net cash proceeds to the Group of approximately S$172 million (US$126.1 million).

2.9.2	Net Tangible Asset (“NTA”) per Share

For illustrative purposes only, assuming that the Proposed Sale had been completed on 30 June 2007 being the end of the most recently completed financial year, based on the audited consolidated financial statements of the Group for the financial year ended 30 June 2007 (“FY 2007”) and after accounting for the full gain on sale as described in 2.9.1 above, the Proposed Sale would have the following pro forma effect on the Group’s NTA as presented in the table below:-

As at 30 June 2007	Before Proposed Transaction	After Proposed Transaction
NTA (US$ ‘000)	408,267	555,400
NTA per share (US$)	4.88	6.64

2.9.3	Earnings per Share (“EPS”)

For illustrative purposes only, assuming that the Proposed Sale had been completed on 1 July 2006, based on the audited consolidated financial statements of the Group for FY 2007 and after accounting for the full gain on sale as described in 2.9.1 above, the Proposed Sale would have the following pro forma effects on the Group’s consolidated net income and EPS as presented in the following table:-

For FY 2007	Before Proposed Transaction	After Proposed Transaction
Consolidated Net Income (US$’000)	28,189	156,301
EPS (US$) :
Basic	0.34	1.87
Fully Diluted	0.34	1.86

The Proposed Sale will not have any dilutive effect on the EPS as this is a cash transaction with no issuance of shares.

2.9.4	Application of Rule 1006 of the Listing Manual

The relative figures computed on the bases set out in the Rule 1006 of the Listing Manual are as follows:-

Rule 1006(a) – The net asset value of the assets to be disposed of compared to the Group’s net asset value, as at 30 June 2007.	8.0	%*

Rule 1006(b) – The net income attributable to the assets disposed of compared with the Group’s net income for the financial year ended 30 June 2007.	0.7	%**

Rule 1006(c) – The aggregate value of the consideration received compared with the Company’s market capitalization as at the close of business day on 8 May 2008.	45.9	%***

Rule 1006(d) – The number of equity securities issued by the Company as consideration for an acquisition.	Not applicable

Note:

*	The net asset value of the Property for the financial year ended 30 June 2007 was US$32.8 million. The Group’s net asset value for the financial year ended 30 June 2007 was US$408.6 million. The relative figure for the net asset value of the Property compared to Group’s net asset value for the financial year ended 30 June 2007 was US$32.8 million / US$408.6 million, which was equivalent to 8.0%.
**	The net income attributable to the Property for the financial year ended 30 June 2007 was a loss of US$0.4 million. The Group’s net income for the financial year ended 30 June 2007 was US$51.3 million. The relative figure for the net income attributable to the Property compared to Group’s net income for the financial year ended 30 June 2007 was US$0.4 million / US$51.3 million, which was equivalent to 0.7%.
***	The aggregate value of consideration is S$246.8 million. The Company’s market capitalization as at 8 May 2008 was S$538.0 million. The relative figure for the aggregate value of consideration received compared to the Company’s market capitalization as at 8 May 2008 was S$246.8 million / S$538.0 million, which was equivalent to 45.9%.

As the relative figure under Rule 1006(c) exceeds the 20% threshold, the Proposed Sale constitutes a major transaction as defined in Chapter 10 of the Listing Manual. Accordingly, the Proposed Sale is subject to approval of the Shareholders in a general meeting.

3.	INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

None of the Directors and substantial Shareholders has any direct or indirect interest in the Sale and Leaseback Transaction except for their respective shareholdings in the Company (if any).

4.	DIRECTORS’ RECOMMENDATIONS

The Directors, having considered, inter alia, the terms of the Put and Call Agreement, Purchase Agreement and Lease Agreement, and the financial effects and the rationale of the Sale and Leaseback Transaction, are of the opinion that the Sale and Leaseback Transaction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the Resolution, being the Ordinary Resolution relating to the Sale and Leaseback Transaction.

5.	EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 17 of this Circular, is being convened to be held on 20 June 2008 for the purpose of considering and, if thought fit, passing, with or without any amendments, the Ordinary Resolution set out in the Notice of EGM.

6.	ACTION TO BE TAKEN BY SHAREHOLDERS

6.1	Appointment of Proxies

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 International Business Park, Creative Resource, Singapore 609921, not later than 48 hours before the time fixed for the EGM or any adjournment thereof. Proxy forms sent to the Company’s transfer agent must be received by the transfer agent no later than 13 June 2008. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

7.	INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 31 International Business Park, Creative Resource, Singapore 609921 during normal business hours from the date of this Circular up to the date of the EGM:-

(a)	the audited consolidated accounts of the Company for the financial year ended 30 June 2007;

(b)	the Memorandum and Articles of Association of the Company;

(c)	the Put and Call Option Agreement incorporating the Purchase Conditions;

(d)	the Lease Agreement; and

(e)	the valuation report issued by Chesterton International Property Consultants Pte Ltd.

8.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully

for and on behalf of the
Board of Directors of
Creative Technology Ltd.

Sim Wong Hoo
Chairman and Chief Executive Officer
30 May 2008

APPENDIX 1

EXECUTIVE SUMMARY OF THE VALUATION REPORT

Valuation of 31 International Business Park

Singapore 609921

Prepared For	:	Creative Technology Centre Pte Ltd

Purpose of Valuation	:	To determine the Open Market Value of the subject property based on a Sale and Leaseback Arrangement

Brief Details of Subject Property

Type	:	A part 7 / part 8-storey purpose-built factory cum office building with a basement car park.

Legal Description	:	Lot 6431V, (Private Lot A13501), Mukim 5

Age	:	About 11 years old.

Site Area	:	24,688.4 square metres

Gross Floor Area *	:	Approximately 61,719.61 square metres

Net Lettable Area *	:	Approximately 50,286 square metres

Tenure	:	Leasehold for 30 years with effect from 16 December 1994 with an entitlement for a further term of 30 years

Condition	:	Good

Master Plan Zoning (2003)	:	Business Park with a permissible plot ratio of 2.5

*	as provided by client

Valuation—as at 5 May 2008

Open Market Value	:	S$246,500,000/-
(Singapore Dollars Two Hundred And Forty-Six Million And Five Hundred Thousand)

/s/ Chesterton International
Chesterton International Property Consultants Pte Ltd

/s/ Illegible
Our Ref : 2080402/TM/ET 5/5/2008

CREATIVE TECHNOLOGY LTD.

(Incorporated in the Republic of Singapore)

(Company No. 198303359D)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of the Members of CREATIVE TECHNOLOGY LTD. (the “Company”) will be held at 31 International Business Park, Creative Resource, Singapore 609921 at 10.30 a.m. on Friday, 20 June 2008 for the purpose of considering and, if thought fit, passing with or without any amendments, the following Ordinary Resolution:–

Ordinary Resolution

SALE AND LEASEBACK OF THE PROPERTY AT 31 INTERNATIONAL BUSINESS PARK, CREATIVE RESOURCE, SINGAPORE 609921

THAT

(a)	approval be and is hereby given for the sale by Creative Technology Centre Pte Ltd, a wholly-owned subsidiary of the Company (“CTC”), of the leasehold interest in respect of the property at 31 International Business Park, Creative Resource, Singapore 609921 (“Property”) to HSBC Institutional Trust Services (Singapore) Limited (“HSBCIT”) as the trustee of Ascendas Real Estate Investment Trust on the terms of the Put and Call Agreement, the principal terms of which are set out in the Circular dated 30 May 2008, and the leaseback by CTC of the Property from HSBCIT on the terms of the Lease, the principal terms of which are set out in the same Circular; and

(b)	the Directors are hereby authorised to do all such acts and things (including without limitation, to execute all such documents as may be required and to approve any amendments, alterations or modifications to any documents), as they may consider desirable, expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

NG KEH LONG
Company Secretary
Singapore
30 May 2008

Notes:–

1.	A member of the Company entitled to attend and vote at the EGM of the Company is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.	Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

3.	A corporation which is a member may appoint an authorised representative or representatives in accordance with Section 179 of the Companies Act, Cap. 50 of Singapore to attend and vote for and on behalf of such corporation.

4.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or signed on its behalf by an officer or attorney duly authorised in writing.

5.	Where an instrument appointing a proxy is signed on behalf of the appointor by the attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 31 International Business Park, Creative Resource, Singapore 609921 not less than 48 hours before the time appointed for holding the EGM of the Company or any adjournment thereof. Proxy forms sent to the Company’s transfer agent must arrive at the transfer agent no later than 13 June 2008.

7.	Any proxy given pursuant to the solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: Mr. Ng Keh Long, Company Secretary) a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

CREATIVE TECHNOLOGY LTD.

(Incorporated in the Republic of Singapore)

(Company No. 198303359D)

PROXY FORM FOR THE EXTRAORDINARY GENERAL MEETING

I/We

being a member/members of CREATIVE TECHNOLOGY LTD. hereby appoint of

or failing him

of

or failing him,

the Chairman of the meeting as my/our proxy to vote on my/our behalf at the Extraordinary General Meeting of the Company to be held on 20 June 2008 and at any adjournment thereof.

Please indicate with a tick [✓] in the spaces provided whether you wish your vote(s) to be cast for or against the resolution set out in the Notice of Extraordinary General Meeting. If no specific direction as to voting is given, the proxy/proxies may vote or abstain from voting at his/her/their discretion.

NO.	ORDINARY RESOLUTION
		FOR	AGAINST
1.	To approve the sale and leaseback of the property located at 31 International Business Park, Creative Resource, Singapore 609921

Dated this              day of                              2008.

Signature(s) of Member(s) /or Common Seal	Number of Shares held

Important: Please read notes overleaf

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A member of the Company entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

3.	Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	A corporation which is a member may appoint an authorised representative or representatives in accordance with Section 179 of the Companies Act, Cap. 50 of Singapore to attend and vote for and on behalf of such corporation.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or signed on its behalf by an officer or attorney duly authorised in writing.

6.	Where an instrument appointing a proxy is signed on behalf of the appointor by the attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

7.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 31 International Business Park, Creative Resource, Singapore 609921, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting of the Company or any postponement or adjournment thereof.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose Shares entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.